News Release

Number 8, 2003

New Version Sport Launches Web Site – Special Offer For Resin System Shareholders

Edmonton, Alberta, April 24, 2003: New Version Sport Inc. (NVSH) a wholly owned subsidiary of Resin Systems Inc. (RS-TSX Venture) announced today that the NVS Hockey website is now operational (www.nvshockey.com).

NVS Hockey has four lines of shafts available for on-line purchase, Junior (Slayer), Junior Pro (Destroyer), Senior (Adrenaline) & Senior Pro (Intimidator). Resin System shareholders are being extended a limited time offer to purchase up to twelve NVS shafts at a special introductory price. Shareholders are now receiving information on the introductory offer, which can also be viewed at: www.resinsystemsinc.com and www.howardgroupinc.com.

New Version Hockey shafts combine patented innovative resin technology with a “seamless engineering fiber placement technology” to produce “the most advanced composite technology in the Hockey Industry today”. Based on extensive independent lab and field testing, NVS believes its shafts have greatly improved cut resistance, impact resistance and engineered whip (kick points) at weights and flexions comparable to the current Industry leaders. NVS shafts are designed with flexion (stiffness) quotients to fit all skill and age levels for both male and female players. The “YOUR STICK, YOUR GAME!” strategy is focused on offering sticks of exceptional strength, performance and most importantly superior “feel” that will enhance the game for each individual.

NVS Hockey and Resin Systems will stage a major launch for the general public, press and media on May 17th at West Edmonton Mall’s Ice Palace. This event will include a shooting gallery where visitors will have the chance to try out the New Version sticks, an on location broadcast by The Sports Insider – Team 1260 and visits from local sports personalities. This will be a great chance for all levels of players to come out and let NVS know what they think of this revolutionary new stick. Further details of the event will be announced in the near future.

Based on high interest levels and initial sales of the first five thousand NVSH shafts, a second production run of five thousand shafts has been ordered.

For more information please contact:

Bryan Fraser New Version Sport Inc. Ph: (780) 482-2134 Fax: (780) 452-8755 Email: bfraser@nvssport.com	Grant Howard The Howard Group Inc. Ph: (403) 221-0915 Fax: (403) 237-8387 Email: howardg@howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.